UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders Meeting to be held on April 23, 2026

Autonomous City of Buenos Aires, March 20, 2026

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Present

RE: Relevant information – Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 23, 2026

Buenos Aires, March 20, 2026 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”) a financial services group headquartered in Argentina, reports that on the date hereof the Board of Directors of the Company issued the voting recommendations and motion proposals regarding the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 23, 2026, according to the text that is hereinbelow transcribed.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

GRUPO SUPERVIELLE S.A.

Voting Recommendations and Motion Proposals for the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 23, 2026

The following are the recommendations made by the Board of Grupo Supervielle S.A. or the motion proposals on the Agenda items that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 23, 2026 at 3 pm (the “AGM”).

1.	Appointment of two shareholders to sign the Shareholders’ Meeting Minutes

It is recommended that the AGM appoint two attending shareholders to sign the minutes, without suggesting specific names.

2.	Consideration of the documentation required by section 234, subsection 1 of the Law No. 19,550, for the fiscal year ended December 31, 2025

The Board of Directors recommends to vote for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year ended December 31, 2025. Such documentation is available on the website of the Argentine Securities Commission (Comisión Nacional de Valores or “CNV”) www.argentina.gob.ar/cnv and at www.gruposupervielle.com.

3.	Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2025

During the exercise under consideration, the Board of Directors was comprised of the following members:

Chairman  Julio Patricio Supervielle

First Vice-Chairman  Atilio Dell´Oro Maini

Second Vice-Chairman  Laurence Nicole Mengin de Loyer

Regular Directors  Eduardo Pablo Braun

 Gabriel Alberto Coqueugniot

 Hugo Enrique Santiago Basso

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Board of Directors.

4.	Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2025

During the exercise under consideration, the Supervisory Committee was comprised of the following members:

Regular Syndics           Miriam Beatriz Arana

Carlos Alfredo Ojeda

María Valeria Del Bono Lonardi

Alternate Syndics        Carlos Enrique Lose

Roberto Aníbal Boggiano

Jorge Antonio Bermúdez

The Board of Directors abstains from issuing an opinion on the matter and expects the Shareholders to approve the performance of the Supervisory Committee.

5.

Consideration of the remuneration to the Board of Directors for AR$ 843,415,753 (AR$ 747,070,091 at historical values), corresponding to the fiscal year ended December 31, 2025, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission

It will be proposed that the fees to the Board of Directors, as remuneration for the duties performed during the fiscal year ended December 31, 2025, be set at AR$ 843,415,753 (AR$ 747,070,091 at historical values). It is stated that the Audit Committee had a favorable opinion regarding the reasonableness of the proposed fees of the Board of Directors.

It is further noted that the fees under consideration—which exceed the limits set forth in Article 261 of Law No. 19,550 due to a computable loss in the fiscal year's results— are duly justified by the existence of technical–administrative functions performed and are likewise consistent with the nature and value of the services effectively rendered.

Furthermore, for information purposes only, the fees to directors of Grupo Supervielle S.A. paid by the Company and / or its controlled companies that include compensations accrued in the fiscal year, which payment shall occur on a future date (in accordance with instructions of the United States Securities and Exchange Commission on form 20-F in its part I, item 6.B), amounted to AR$ 4,716,268 in thousands (AR$ 4,222,990 at historical values).

6.	Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2025

The Shareholders Meeting is presented with a proposal to set the fees for the Supervisory Committee as compensation for the tasks performed during the fiscal year ended December 31, 2025, at AR$14,080,977, to be allocated as follows: AR$ 5,105,313; to Ms. Miriam Beatriz Arana, AR$8,108,911 to Mr. Carlos Alfredo Ojeda, and AR$866,752 to Ms. María Valeria Del Bono Lonardi.

7.	Determination of the number of Regular and Alternate members of the Board of Directors

The Company's controlling shareholder has stated that it will request to increase the number of Regular Directors at eight (8) and to maintain the number of Alternate Directors at two (2).

8.	Election of the regular and alternate members of the Board of Directors and determination of their mandate

The Board of Directors makes no recommendations in this regard but informs that the terms of office of the Regular Director, Ms. Laurence Nicole Mengin de Loyer and Alternate Directors Messrs. Matias Jules Bernard Supervielle and Jacques Patrick Supervielle expires at the Shareholders' Meeting.

In accordance with the provisions of Article Nine of the Bylaws, which establishes the staggered renewal of the Board of Directors, the Company's controlling shareholder has submitted the following proposal: (i) to appoint Ms. Alejandra Gladis Naughton and Mr. Javier Conigliaro as Regular Directors and (ii) to renew the mandate of Ms. Laurence Nicole Mengin de Loyer as Regular Director, and of Messrs. Matias Jules Bernard Supervielle and Jacques Patrick Supervielle as Alternate Directors. All of them for a term of two fiscal years that is, until the Annual Shareholders' Meeting considers the documents prescribed by Article 234, subsection 1 of Law No. 19,550 for the fiscal year ending December 31, 2027.

The following is a summary of the professional background of the candidates:

Alejandra Gladis Naughton. She holds a degree in Economics from the Universidad de Buenos Aires and a post-graduate degree in Project Management from Universidad de Belgrano. She attended the CFO Executive Program at the University of Chicago Booth School of Business. She has taken courses at the Bank of England in London, where she obtained the “Expert in Finance and Management Accounting” and “Expert in Corporate Governance” degrees; at the Federal Reserve Bank of New York, where she obtained the “Expert in Management and Operations” degree, and at the IMF, where she obtained the “Expert in Safeguards Assessment” degree. She was appointed Director of Banco Supervielle S.A. on July 13, 2020. Before being appointed Director, she was Chief Financial Officer of Grupo Supervielle since 2011 and Chief Financial Officer of Banco Supervielle S.A. since 2012. From 1994 to 2007, she served on the Central Bank’s staff in several senior positions, including Deputy General Manager from 2003 to 2007 and Argentine Representative to the Governance Network at the Bank for International Settlements in Switzerland. During 2007 and 2008, she worked as a consultant at the IMF. Ms. Naughton brings to the Board valuable expertise on banking regulations and monetary matters given her deep knowledge of the banking sector based on her extensive experience at the Central Bank. Her involvement acting as CFO since our IPO allows her to take on a stewardship role as Grupo Supervielle pursues its reporting responsibilities with the market and financial authorities. Ms. Naughton currently serves as Second Vice Chairperson of Banco Supervielle S.A., Director of Supervielle Seguros S.A., Vice Chairperson of Micro Lending S.A.U., Director of Invertironline S.A.U., Director of Supervielle Productores Asesores de Seguros S.A., Director of Bolsillo Digital S.A.U., Director of Supervielle Agente de Negociación S.A.U., Director of IOL Holding S.A., Director of Portal Integral de Inversiones S.A.U., Director of Espacio Cordial de Servicios S.A. and Director of IOL Agente de Valores S.A.

Javier Conigliaro. He is an economist with graduate studies from the University of Buenos Aires and with overall 32 years of experience within financial institutions. He attended the Executive Education Program in Risk Management at Kellogg School of Management & PRMIA and the Management Development Program at Universidad Austral – IAE Business School. Mr. Conigliaro was appointed Director of Banco Supervielle S.A. on July 11, 2024. He was Chief Risk Officer of Grupo Supervielle S.A. since July 2016. He served as Chief Risk Officer of Banco Supervielle S.A. from 2012 through 2016. He held previous several positions at Banco Supervielle S.A., Head of Corporate Risk in Société Générale Argentina, Credit Risk Senior analyst in SocGen New York and in Beal WestLB Argentina.

Laurence Nicole Mengin de Loyer graduated from McGill University in Canada with both an undergraduate degree in Business Administration and a master’s degree in Business Administration. She began her career in New York in the Mergers and Acquisitions Division of Banque Nationale de Paris. She later moved to Paris, where she joined Sara Lee Corporation’s Apparel Division and held several senior finance roles across different business units, including Financial Analyst, Financial Controller, Chief Financial Officer, and European Group Controller. Following the 2006 sale of Sara Lee’s European Apparel Division, she became Group Controller of the newly independent stand-alone business. In this role, she was responsible for the company’s reorganization, financial control, and the design and execution of exit strategies for the private equity fund Sun Capital Partners. After relocating to Argentina in 2009, Ms. Loyer joined Banco Supervielle S.A. as Deputy Manager of the Administration Department. From 2010 to 2019, she served on the Board of Grupo Supervielle, and since 2020, she has served as a Director of Grupo Supervielle S.A. She currently serves as an independent Director of Biosidus Group (Uruguay) and of Stellantis Insurance Company (Argentina). Ms. Loyer brings to the Board extensive international business experience across a range of industries, along with deep expertise in financial control, audit, market discipline, corporate governance, and strategy. Her background also includes public-company CFO experience and service as an outside director on multiple boards.

Matías Jules Bernard Supervielle studied Mechanical Engineering at Princeton University. From 2019 to 2020, he served as an Associate Consultant at Bain & Company. From 2020 to 2022, he was Regional Strategy Manager at Kavak, a startup focused on the purchase, sale, and refurbishment of pre-owned vehicles. Since 2022, he has served as CEO and Co-Founder of Volanti.ai, a technology company providing software and artificial intelligence solutions to automotive dealerships, with a focus on customer engagement, operational efficiency, and revenue generation in after-sales services. He is currently also a Director of Invertironline S.A.U.

Jacques Patrick Supervielle holds a degree in Business Administration from the Argentine Catholic University. He has experience in the financial area and is a Qualified Investment Advisor before the CNV at InvertirOnline S.A.U. He worked in project management, development of financial product applications, and application of agile methodologies for IUDU. He participated in the development of smart contracts in Blockchain. He is Director at Supervielle Asset Management S.A. and President of the Association of Argentine Banks (ADEBA Joven).

It is reported that, in the event of: (i) the election of Ms. Alejandra Gladis Naughton and Mr. Javier Conigliaro as Regular Directors, and (ii) the reelection of Ms. Laurence Nicole Mengin de Loyer as Regular Director and Mr. Matías Jules Bernard Supervielle and Mr. Jacques Patrick Supervielle as Alternate Directors, all of them shall hold the status of 'non-independent,' in accordance with the regulations of the National Securities Commission (“Comisión Nacional de Valores – CNV”).

Furthermore, it is informed that, if re-elected, Ms. Laurence Nicole Mengin de Loyer will be classified as “independent” in accordance with the regulations of the United States Securities and Exchange Commission (SEC).

9.	Appointment of regular and alternate members of the Supervisory Committee

The Board of Directors does not make recommendations in this regard, but informs that the controlling shareholder of the Company has informed that will propose to the AGM that Mrs. Miriam Beatriz Arana, Mr. Carlos Alfredo Ojeda & Mrs. María Valeria Del Bono Lonardi be appointed as regular syndics and Mr. Carlos Enrique Lose, Mr. Roberto Aníbal Boggiano & Mrs. Jorge Antonio Bermúdez be appointed as alternate syndics, all for the term of one fiscal year, i.e. until the anual shareholders’ meeting of the Company that considers the documents set forth by Article 234, subsection 1 of Law No. 19,550, corresponding to the fiscal year ending on December 31, 2026.

The following is a summary of the candidates’ professional background:

Miriam Beatriz Arana is a Certified Public Accountant and a graduate of the Universidad de Buenos Aires. She has extensive experience as an independent tax advisor and previously worked as an associate accountant at Estudio Liguori y Asociados, providing advisory services to companies such as Vidriería Argentina S.A., Grupo Saint-Gobain, Domec S.A., Transportes Fourlong S.A., and Carl Zeiss. Additionally, she served as Tax Manager at Maersk Line Group, overseeing tax matters for Argentina, Uruguay, and Paraguay until 2012. Currently, she serves as Regular Statutory Auditor of Grupo Supervielle S.A., Banco Supervielle S.A., Sofital S.A.U.F. e I., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U., and Supervielle Agente de Negociación S.A.U.

Carlos Alfredo Ojeda holds a degree in Accountancy graduated from Universidad de Buenos Aires. He was an Internal Audit Manager of the International Division of Gillette Company until 1977, and worked in Argentina, Brazil, Chile and Perú. He was a partner of a major local audit firm until 1995. He is a consultant on audit and corporate issues and has an active participation in management and control aspects of corporations in various industries. He has lectured at Universidad de Buenos Aires, including courses on Financial Planning and Budget Control and Audit and Management Control. He was also a speaker at various seminars and courses in his areas of specialty. He is a co-author of Auditoría – Técnica y Práctica and Normas para la Presentación de Estados Contables de Sociedades por Acciones. He is also a contributor to the publication Doctrina Societaria y Concursal. He currently serves as Syndic of Grupo Supervielle S.A.

Maria Valeria Del Bono Lonardi is a Lawyer graduated from Universidad de Buenos Aires and attended other professional specialization courses, including the International Criminal Update Program at Universidad Austral (2009). She joined Salvi Law Firm in 1995 and since then has been dedicated to the counseling and practice of criminal law. Her professional specialization is mainly based on the dogmatic of criminal offenses, with permanent assistance to insurance companies and independent professionals; the elaboration of strategies and proposals of technical defenses in the framework of oral and public trials and the advice on the prevention of corporate fraud, particularly to banking and financial entities. She is a member of the Bar Association of Buenos Aires and of the Bar Association of San Isidro. She currently serves as a Syndic of Grupo Supervielle S.A. and as an Alternate Syndic of Banco Supervielle S.A.

Carlos Enrique Lose holds a degree in Accountancy graduated from the Universidad de Buenos Aires. He worked for several years in the Audit Department of an important audit firm, and later dedicated to providing business advice. He was a lecturer at the Universidad de Buenos Aires’ School of Economics and has lectured courses at both public and private professional institutions. He is a founding partner of Bermúdez, Lose & Asociados. He has published different Works with specialized journals and is a co-author of the book Normas de Presentación de Estados Contables de Sociedades por Acciones. He currently serves as an Alternate Syndic of Grupo Supervielle S.A, Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

Roberto Aníbal Boggiano holds a degree in Accountancy graduated from Universidad de Buenos Aires. He attended post-graduate seminars on planning and corporate taxation. He has worked at several companies, including Celulosa Jujuy S.A., where he was as an analyst accountant assistant, general accountant and chief of planning from 1978 to 1994; Sert S.A., where he served as the administrative manager from 1994 to 1995; and Estudio Carlos Asato y Asociados, where he was in charge of corporate taxation and advising from 1995 to 2021. He currently serves as an Alternate Syndic of Grupo Supervielle S.A. and as a Syndic of Banco Supervielle S.A.

Jorge Antonio Bermúdez holds a degree in Accountancy graduated from Universidad de Buenos Aires. After working in the Audit Department of a major firm, he specialized in the Consulting and Finance fields, where he held senior management positions at important service companies. Later on he became a full time advisor in these fields. He was also a professor at the School of Economics of Universidad de Buenos Aires and lectured courses in private entities in addition to those arranged by his own firm. Until 2023 he served as Alternate Syndic of IUDU Compañía Financiera S.A. At present, he is an alternate syndic of Grupo Supervielle S.A., Banco Supervielle S.A, Espacio Cordial de Servicios S.A., Micro Lending S.A.U., Invertironline S.A.U., Portal Integral de Inversiones S.A.U., Bolsillo Digital S.A.U. and Supervielle Agente de Negociación S.A.U.

In case of being re-elected, all candidates proposed as members of the Supervisory Committee will have the status of “Independent” according to CNV regulations.

10.	Consideration of the results for the fiscal year ended December 31, 2025 and destination of unallocated results as of December 31, 2025 (loss of thousands AR$ 48,546,155) that are proposed to be fully absorbed with the Other Reserves in thousands AR$ 48,546,155

It is reported that net income for the fiscal year under review resulted in a loss of AR$48,582,394 thousand which, when added to the recognition of gains or losses on equity instruments measured at fair value through other comprehensive income (VR ORI) of AR$36,239 thousand, results in a total of AR$ 48,546,155 thousand, which constitute the balance of negative Retained Earnings as of December 31, 2025.  The Board of Directors proposes to offset the Retained Earnings against the Voluntary Reserve in the amount of AR$48,546,155 thousand, in accordance with the order of priority for loss absorption established under Article 11, Chapter III, Title IV of CNV regulations.

If the Shareholders' Meeting approves the aforementioned proposal, the Net Equity of Grupo Supervielle S.A. will be structured as detailed below:

31.12.2025
In thousands AR$
Share capital	437,731
Adjustment to capital stock	77,948,047
Share Premium	729,164,744

Treasury Shares	6,680
Adjustment to treasury shares	4,023,614
Cost of treasury shares	-15,505,688
Legal Reserve	24,356,784
Voluntary Reserve	184,735,320
Other comprehensive income	2,095,480
Total Net Equity	1,007,262,712

11.	Remuneration of the Certifying Accountant for the financial statements for the fiscal year ended December 31, 2025

The Board of Directors proposes that the remuneration of the Certifying Accountant for the financial statements for the fiscal year ended December 31, 2025, be set at AR $127.954.038 (AR $125.891.293 excluding the corresponding inflation adjustment). It is hereby recorded that the Audit Committee has approved the full scope of services provided by the External Auditor, as well as the corresponding fees.

Furthermore, for informational purposes only, it is communicated that the remuneration of the Certifying Accountant for the financial statements of the Company and its controlled entities for the fiscal year ended December 31, 2025, amounts to $2,088,112,609.

12.	Appointment of Regular and Alternate Certifying Accountants for the financial statements for the fiscal year to end December 31, 2026, and determination of their remuneration

In accordance with the recommendation of the Audit Committee, the Board of Directors proposes the appointment of Mr. Sebastián Morazzo and Mr. Nicolás Ángel Carusoni, partners at Price Waterhouse & Co. S.R.L., as Principal and Alternate Certifying Accountants, respectively, for the financial statements for the fiscal year ending December 31, 2026.

Regarding their remuneration, it is proposed that it be determined by the Annual Shareholders' Meeting that considers the financial statements as of December 31, 2026.

13.	Allocation of the budget to the Audit Committee in the terms of Section 110 of the Capital Markets Law No. 26,831, to obtain legal and advice and advice from other independent professional and hire their services

The Board of Directors proposes allocating a budget of AR $64,000,000 to the Audit Committee for the hiring of professional services during the fiscal year ending December 31, 2026.

This budget may be used for consulting, advisory services, legal services, and training, depending on the needs of the Audit Committee in carrying out its functions.

14.	Cancellation of Class B Treasury Shares. Amendment Section Five of the Company’s Bylaws. Approval of an Restated Text of the Companys´ Bylaws

The Board of Directors proposes to amend Section Five of the Bylaws in order to reflect the new capital stock following the cancellations of shares by operation of law, pursuant to the Capital Markets Law, which were approved during 2025 by the Company's Board of Directors, and to delegate to the Board of Directors the issuance of a new Restated Text of the Bylaws.

Due to the changes indicated above, it is proposed that Section Five be drafted as follows:

“'Section Five: The capital stock is 442,671,830, represented by 61,738,188 Class A book-entry ordinary shares with a par value of one peso ($1) each and entitled to five (5) votes per share, and 380,933,642 Class B book-entry ordinary shares with a par value of one peso ($1) each and entitled to one (1) vote per share. Capital may be increased by decision of the Ordinary Shareholders' Meeting by up to five times its amount, pursuant to Section 188 of Law No. 19,550; any resolution to increase capital must be executed by public deed. For as long as the Company is authorized to make a public offering of its shares: (a) the capital stock shall be that resulting from the subscription of the last approved capital increase, and the evolution of the capital shall be reflected in the Company's financial statements; (b) pursuant to Section 188 of Law No. 19,550, it may be increased by decision of the Ordinary Shareholders' Meeting without any limit and without the need to amend the Bylaws. On the occasion of each increase, the characteristics of the shares to be issued shall be determined, and the power to carry out the issuance may be delegated to the Board of Directors, in one or more installments, at such time as it deems convenient within two years from the date of the shareholders' meeting, as well as the determination of the form and conditions of payment for the shares. For as long as the Company is authorized to make a public offering of its shares, the Shareholders' Meeting may approve the issuance of stock options or securities convertible into shares and delegate to the Board of Directors the determination of the terms and conditions of their issuance, the rights they grant, the determination of the price of the options and of the shares to which they entitle the holder, as well as any other matter capable of delegation in accordance with current legislation.”

15.	Delegation to the Board of the necessary powers for the implementation of the resolutions of item 14 of the previous agenda

The Board of Directors records that the majority shareholder has expressed their intention to delegate powers to the Board of Directors for: (i) the implementation and registration with the public registry of the amendment to Article Five of the Bylaws in order to reflect the new capital stock following the cancellations of shares approved during 2025 by the Company’s Board of Directors, together with the issuance of a Restated Text of the Bylaws, (ii) Implementation of other decisions adopted at this Shareholders' Meeting concerning item 14 of the Agenda, and (vi) Sub-delegation of the delegated powers to Company´s directors or managers.

16.	Authorizations

The Board of Directors proposes the authorization of: (i) Any of the Company's Directors to, with the broadest powers, execute public deeds and/or perform any necessary and/or appropriate acts to implement and formalize the resolutions approved at the Shareholders' Meeting. (ii) Messrs. Celeste Ibañez, Agustina Carla Trotta, Carla Susana Cánepa, Maria Belén Scharovsky (members of the Company's Legal Department) and/or those appointed by them, to individually, jointly, alternatively, and indistinctly, with the broadest powers, carry out all necessary and appropriate procedures and actions to obtain the approval and registration of the resolutions adopted at the Shareholders' Meeting by the competent authorities. They shall be authorized to sign public and/or private documents, publish notices, sign affidavits and professional reports required by applicable regulations, and, once the relevant instruments have been executed, proceed with their registration before the Commercial Registry. They shall also be empowered to undertake all necessary procedures to obtain the authorizations approved at the Shareholders' Meeting before the National Securities Commission (Comisión Nacional de Valores - CNV), Bolsas y Mercados Argentinos S.A. (BYMA), A3 Mercados S.A., and any other stock market, regulatory authority, agency, or entity as applicable, including but not limited to the Official Gazette. For this purpose, they may submit applications, publish notices, sign documents, review files, retrieve copies of documentation, respond to official requests, file appeals, request extracts, obtain photocopies, execute any other public and/or private instrument, and, in general, carry out all necessary procedures, actions, and steps to fulfill their mandate.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: March 20, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer